ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708 Website: www.nvsos.gov

090201

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation: Journal of Radiology, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Articles Three: The authorized shares in the Corporation is changed from (i) 500,000,000 (five hundred million) shares of common stock, with a par value of $0.001 per share and (ii) 5,000,000 shares of preferred stock, with a par value of $0.01 per share to: (i) 5,000,000,000 (five billion) shares of common stock, with a par value of $0.001 per share (each one (1) share of common stock outstanding on the effective date of this Amendment to the Articles of Incorporation shall be automatically converted into thirty (30) shares of common stock and in lieu of fractional shares, each share so converted shall be rounded to the nearest whole share of common stock) and (ii) 50,000,000 (fifty million) shares of blank check preferred stock, with a par value of $0.01 per share. The Corporation's board of directors has the authority to set the rights, privileges, preferences and denominations of any class of preferred stock through the issuance of a Certificate of Designation without receiving further stockholder approval.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 60.62%

4. Effective date of filing: (optional) September 10, 2012
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.